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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                                 (RULE 14d-101)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          APACHE MEDICAL SYSTEMS, INC.
                            (NAME OF SUBJECT COMPANY)

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                          APACHE MEDICAL SYSTEMS, INC.
                        (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASSES OF SECURITIES)

                                   037465 10 2
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 KAREN C. MILLER
                          APACHE MEDICAL SYSTEMS, INC.
                              1650 TYSONS BOULEVARD
                             MCLEAN, VIRGINIA 22102
                                 (703) 847-1400
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

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                                 With a copy to:

                               JOHN McDONALD, ESQ.
                                  SHAW PITTMAN
                               2300 N STREET, N.W.
                              WASHINGTON, DC 20037
                                 (202) 663-8000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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APACHE MEDICAL SYSTEMS, INC.
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Suite 300 - 1650 Tysons Boulevard - McLean, VA 22102-3915 - Tel: (703) 847-1400
- Fax: (703) 847-1401





                                                           Contact: Karen Miller
                                                    Vice President Finance & CFO
                                                         (703) 847-1400, ext 131


           APACHE COMMENTS ON UNSOLICITED OFFER FROM H-QUOTIENT, INC.

McLean, VA - February 12, 2001 -- APACHE Medical Systems, Inc. (NASDAQ:AMSI) issued the following statement today in response to a revised announcement by H-Quotient, Inc. that H-Quotient and Henry M. Cohn intend to make an unsolicited offer to acquire a minimum of fifty-one percent (51%) of the outstanding shares of APACHE. Mr. Cohn is proposing one share of H-Quotient unrestricted stock for every five shares of unrestricted APACHE stock, and H-Quotient is proposing one share of its restricted stock for every five shares of APACHE restricted stock.

Violet L. Shaffer, President and Chief Operating Officer of APACHE stated: "We have seen the announcement issued by H-Quotient. Based on our initial review, we do not believe that this transaction is in the best interest of APACHE shareholders. The proposal will be thoroughly reviewed by APACHE's management and Board of Directors, after which a more detailed response, including our Board's recommendation and the reasons for its position, will be communicated by February 21, 2001. In the interim, we request that APACHE shareholders defer making a decision on tendering any shares to H-Quotient until our Board has had an opportunity to fully evaluate the offer and make a recommendation."

APACHE Medical Systems, Inc. -- a recognized leader in clinical decision support/outcomes management systems and consulting services for the care of high-risk patients -- provides products and services that enable health systems, hospitals and providers to apply an evidence-based approach to achieve clinical performance excellence, reduce cost and compete effectively under managed care. APACHE is helping providers better manage the clinical, financial and patient outcomes of high-risk, high-cost patients in critical, acute, cardiovascular and HIV/AIDS care. APACHE provides advanced clinical data collection tools, registry management and analytic services for federal government research, as well as in support of clinical trial design and product-effectiveness evaluations for the pharmaceutical and medical device industries.

       APACHE (www.apache-msi.com) is headquartered in Northern Virginia.

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